                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: NOVEMBER 15, 2000

                                  TRICOM, S.A.
        --------------------------------------------------------------------
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X      Form 40-F
                                     ----              ----

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes            No X
                                   ----            ----

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

GENERAL INTRODUCTION......................................................    1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS.............................................    2

     Consolidated Balance Sheet as of December 31, 1999 and
       September 30, 2000 (unaudited).....................................    2

     Consolidated Statement of Operations for the Three and Nine months period ended September 30, 1999 and 2000
      (unaudited).........................................................    4

     Consolidated Statements of Cash Flows for the Nine months period
      ended September 30, 1999 and 2000 (unaudited).......................    5

     Notes to Financial Statements........................................    6

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
           AND FINANCIAL CONDITION........................................    7

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......   15


                                     PART II

                                OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS...............................................   16
ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS.......................   17
ITEM 3.   DEFAULTS UPON SENIOR SECURITIES.................................   17
ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.............   17
ITEM 5.   OTHER INFORMATION...............................................   17
ITEM 6.   EXHIBITS AND REPORTS ON FORM 20-f and form 6-K..................   17

                              GENERAL INTRODUCTION

     UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO (I) THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS, AND (II) "GFN" REFERS TO GFN CORPORATION LTD. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OTHER THAN THE COMPANY AND ITS SUBSIDIARIES, AND INCLUDE GFN'S PREDECESSORS.



FOLLOW-ON PUBLIC OFFERING OF COMMON STOCK

     On April 11, 2000, the Company successfully completed a US$74.0 million follow-on public offering of 4,000,000 American Depositary Shares ("ADS"), each of which represents one share of the Company's Class A Common Stock, at a price of $18.50 per ADS.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

     In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on September 30, 2000 was RD$16.52 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On November 11, 2000, the Private Market Rate was RD$16.55 = US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Quarterly Report, which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its local and regional expansion could affect profitability; the substantial indebtedness could adversely affect the Company's ability to fund its planned expansion; social, regulatory and economic conditions in the Dominican Republic and other markets the Company has targeted for expansion..

                                     PART I
                              FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)

                                                                   DECEMBER 31,               SEPTEMBER 30,
                                                                     1999                       2000
                                                                     ----                       ----
ASSETS                                                             (AUDITED)                 (UNAUDITED)
Current assets:
   Cash and cash equivalents                                 US$    13,459,566          US$    51,484,116

   Accounts receivable:

     Customers                                                      22,821,951                 22,482,125

     Carriers                                                        6,467,016                  7,606,618

     Related parties                                                    40,412                  3,041,004

     Officers and employees                                            415,702                    531,697

     Current portion of long term accounts receivable                   66,369                         --

     Other                                                             624,846                  1,479,144
                                                              ----------------          -----------------
                                                                    30,436,296                 35,140,588
     Allowance for doubtful accounts                                (4,307,563)                (1,819,406)
                                                              ----------------          -----------------
       Accounts receivable, net                                     26,128,733                 33,321,183

Inventories, net                                                     9,701,255                  8,797,354
Prepaid expenses                                                     6,637,067                  3,858,819
Deferred income taxes                                                  949,190                    949,190
                                                              ----------------          -----------------
       Total current assets                                         56,875,811                 98,410,661
                                                              ----------------          -----------------

Long-term accounts receivable                                           22,619                         --

Other investments                                                    2,710,572                  3,015,743

Property and equipment cost                                        511,109,186                652,282,260
     Accumulated depreciation                                      (56,063,995)               (81,175,566)
                                                              ----------------          -----------------
     Property and equipment, net                                   455,045,191                571,106,694
Other assets at cost, net of amortization                           16,824,267                 17,826,079
                                                              ----------------          -----------------

TOTAL  ASSETS                                             US$      531,478,461       US$      690,359,177
                                                              ================          =================

TRICOM, S.A.
CONSOLIDATED BALANCE SHEET (CONTINUED)
(IN US$)                                                                  DECEMBER 31,              SEPTEMBER 30,
                                                                            1999                       2000
                                                                            ----                       ----
                                                                          (AUDITED)                 (UNAUDITED)
LIABILITIES & SHAREHOLDERS EQUITY
Current liabilities:
   Short-term obligations                                             US$         --            US$    4,099,696
   Notes payable:
     Borrowed funds-banks                                             US$ 63,602,022            US$   77,782,558
     Borrowed funds-related parties                                       17,895,946                  68,437,203
     Current portion of long term debt                                       315,216                      68,266
                                                                    ----------------            ----------------
                                                                          81,813,184                 146,288,027
                                                                    ----------------            ----------------

Current portion of capital leases                                         14,242,056                   1,261,092
   Accounts payable:
     Carriers                                                              2,987,379                   8,313,085
     Suppliers                                                            12,043,787                  31,855,621
     Related parties                                                      10,035,066                     334,376
     Other                                                                   329,309                     195,043
                                                                    ----------------            ----------------
                                                                          25,395,541                  40,698,125
Other liabilities                                                          3,789,707                   5,038,105
Accrued expenses                                                          15,293,910                  12,050,380
                                                                    ----------------            ----------------
     Total current liabilities                                           140,534,398                 209,435,425
                                                                    ----------------            ----------------

Reserve for severance indemnities                                             31,414                       3,631
Deferred income tax                                                          631,159                     631,159

Capital leases, excluding current portion                                 11,640,652                  20,523,718
Long-term debt, excluding current portion                                228,772,011                 233,674,308
                                                                    ----------------            ----------------
     Total liabilities                                                   381,609,634                 464,268,241
                                                                    ----------------            ----------------

Shareholders equity:
   Class A Common Stock at par value RD$10: Authorized
55,000,000 shares; 5,700,000 shares issued at December 31,
1999 and 9,700,000 at September 30, 2000                                   3,750,000                   6,210,025

   Class B Stock at par value RD$10: Authorized 25,000,000
shares at December 31, 1999 and June 30, 2000; 19,144,544
issued at December 31,  1999 and September 30, 2000                       12,595,095                  12,595,095
   Additional paid-in-capital, excess over par                            94,288,852                 159,291,845
   Legal reserve                                                                  --                   1,653,007
   Retained earnings                                                      41,258,637                  48,364,721
   Equity adjustment for foreign currency translation                     (2,023,757)                 (2,023,757)
                                                                    ----------------            ----------------
Shareholders equity, net                                                 149,868,827                 226,090,936

TOTAL LIABILITIES &                                                 ----------------            ----------------
SHAREHOLDERS EQUITY                                              US$     531,478,461         US$     690,359,177
                                                                    ================            ================

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                             THREE MONTH PERIOD ENDED                    NINE MONTH PERIOD ENDED
                                                    SEPTEMBER 30,                              SEPTEMBER 30,
                                     ------------------------------------------- ------------------------------------------
                                              1999                 2000                  1999                 2000
                                              ----                 ----                  ----                 ----
                                          (UNAUDITED)          (UNAUDITED)           (UNAUDITED)           (UNAUDITED)
OPERATING REVENUES:
Toll                                 $      6,209,343      $     7,591,337       $     16,534,758      $    20,991,678
International settlement                   15,474,674           22,010,363             43,827,586           58,968,569
Local service                               9,386,068           14,554,969             23,032,640           39,081,148
Cellular                                    6,794,377            9,021,849             18,619,788           26,311,409
Paging                                        603,990              435,893              2,177,239            1,347,817
Sale and lease of equipment                 1,414,386              726,822              3,840,287            4,334,056
Installations                               4,355,060            2,603,804             11,759,006           10,874,368
Other                                         730,927               46,179                902,600              110,911
                                      ---------------      ---------------       ----------------      ---------------
TOTAL OPERATING REVENUES                   44,968,825           56,991,216            120,693,904          162,019,956

OPERATING COSTS:
Satellite connections and carriers         12,400,327           17,832,242             30,740,297           47,149,731
Network depreciation                        3,893,875            7,516,749             11,321,525           20,392,169
Expense in lieu of income taxes             2,955,787            3,333,873              9,141,938            8,832,265
General and administrative expenses        10,975,171           15,767,355             33,094,383           45,846,378
Non-cash consulting expenses                       --              163,425                     --              690,192
Depreciation expense                        1,264,607            1,651,913              3,473,766            4,719,400
Other                                       1,229,318              859,458              3,591,584            3,303,372
                                      ---------------      ---------------       ----------------      ---------------
TOTAL OPERATING COSTS                      32,719,085           47,125,015             91,363,493          130,933,507

OPERATING INCOME                           12,249,740            9,866,201             29,330,411           31,086,449

OTHER INCOME (EXPENSES):
Interest expense                           (5,676,590)          (8,799,715)           (14,308,610)         (24,594,014)
Interest income                               552,250            1,347,187              2,270,134            2,601,321
Foreign exchange gain (loss)                 (991,387)             232,790               (517,359)            (102,439)
Other                                        (418,353)             (77,630)            (1,271,223)            (192,803)
                                      ---------------      ---------------       ----------------      ---------------
TOTAL OTHER EXPENSES                       (6,534,080)          (7,297,368)           (13,827,058)         (22,287,935)
                                      ---------------      ---------------       ----------------      ---------------

EARNINGS BEFORE INCOME TAX                  5,715,660            2,568,833             15,503,353            8,798,514

INCOME TAX -- DEFERRED CREDIT                      --                   --                 56,203

                                      ---------------      ---------------       ----------------      ---------------
NET EARNINGS                          $     5,715,660      $     2,568,833       $     15,559,556      $     8,798,514
                                      ===============      ===============       ================      ===============

EBITDA                                $    20,364,009      $    22,532,161       $     53,267,640      $    65,720,475
                                      ===============      ===============       ================      ===============

EARNINGS PER COMMON SHARE:
Basic and diluted                     $          0.23      $          0.09       $           0.63      $          0.32
                                      ===============      ===============       ================      ===============

WEIGHTED AVG. NUMBER OF SHARES USED
IN CALCULATION:

Basic                                      24,844,544           28,844,544             24,844,544           27,355,493
                                      ===============      ===============       ================      ===============
Diluted                                    24,844,544           28,968,364             24,844,544           27,530,733
                                      ===============      ===============       ================      ===============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                                                                1999                          2000
                                                                                ----                          ----
                                                                             (UNAUDITED)                   (UNAUDITED)
Cash flows from operating activities:
       Net earnings                                                 US$   15,559,555           US$         8,798,514
   Adjustments to reconcile net earnings and net cash provided by operating activities:
       Allowance for doubtful accounts                                     1,575,484                       4,751,135
       Depreciation                                                       14,795,291                      25,111,571
       Non-cash consulting expenses                                               --                         690,192
       Reserve for severance indemnities                                     (31,783)                        (27,783)
   Net changes in assets and liabilities:
       Accounts payable                                                    4,397,896                      15,302,584
       Accounts receivable                                               (11,223,199)                    (12,009,953)
       Accrued expenses                                                   (2,823,754)                     (3,282,953)
       Inventories                                                        (1,295,319)                        903,901
       Long-term accounts receivable                                          57,011                          88,988
       Other assets                                                       (3,766,201)                     (1,001,811)
       Other liabilities                                                  (3,260,240)                      1,248,398
       Prepaid expenses                                                      494,969                       2,778,248
                                                                      --------------                 ---------------
Total adjustments                                                         (1,079,845)                     34,552,517
                                                                      --------------                 ---------------
Net cash provided by operating activities                                 14,479,710                      43,351,031
                                                                      ==============                 ===============

Cash flows from investing activities:
   Acquisition of property and equipment                                (109,042,986)                   (131,605,688)
   Cancellation (Acquisition) of investments                              52,866,826                        (305,171)
                                                                      --------------                 ---------------
     Net cash used in investing activities                               (56,176,160)                   (131,910,859)
                                                                      --------------                 ---------------
Cash flows from financing activities:
   Borrowed funds (paid to) from banks                                    39,990,562                      14,180,536
   Borrowed funds (paid to) from related parties                          (1,460,973)                     50,541,257
   Capital lease payments                                                         --                     (13,665,284)
   Payments of Long-term debt                                            (32,000,000)                       (246,950)
   Issuance of common stock                                                       --                      66,772,826
   Proceeds from issuance of long term debt                               25,000,000                       4,902,297
   Short terms obligations                                                        --                       4,099,696
                                                                      --------------                 ---------------
     Net cash provided by financing activities                            31,529,589                     126,584,378
                                                                      --------------                 ---------------

Net increase (decrease) in cash and cash equivalents                     (10,166,861)                     38,024,550

Cash and cash equivalents at beginning of the period                      15,377,410                      13,459,566
                                                                      --------------                 ---------------
Cash and cash equivalents at end of period                         US$     5,210,549               US$    51,484,116
                                                                      ==============                 ===============


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)
(IN US$)

                                                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                                                                1999                          2000
                                                                                ----                          ----
                                                                             (UNAUDITED)                   (UNAUDITED)
SUPPLEMENTARY INFORMATION
Expenses in lieu of income tax paid                                             (9,141,938)                      (8,832,265)
Interest paid (net of capitalization)                                           (8,794,907)                      (8,373,657)
Capital lease obligation incurred                                                        -                        9,567,386
                                                                       ===================            =====================

TRICOM, S.A. and Subsidiaries
Notes to Financial Statements

NOTE 1 - Basis of Presentation

         The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to audit. Results for such interim periods are not necessarily indicative of results for a full year.


NOTE 2 - Calculation of EBITDA

         EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPANY OVERVIEW

         TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a cellular and PCS network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and Puerto Rico, and are one of the few Latin American long distance carriers licensed in the United States. With substantial investments in submarine fiber optic cables providing us with the capability to do end to end transmission of voice and data, we are positioned to take advantage of opportunities to expand into highly attractive markets in Central America and the Caribbean.

SERVICE OFFERINGS

      Our service offerings include:

      o   Local service;

      o   Mobile services;

      o   International long distance; and

      o   Broadband data transmission and Internet.

     LOCAL SERVICE

     We are a competitive local exchange carrier and had 141,117 local access lines in service at September 30, 2000. Our local access network covers areas with approximately 80% of the population of Santo Domingo, Santiago and nine additional cities.

     All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

     We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, digital switches and a base station transmitter. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone.

The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

     MOBILE SERVICES

     Our mobile network covers approximately 80% of the Dominican Republic's population. We currently offer both cellular and PCS service. At September 30, 2000, we had 253,447 cellular and PCS subscribers representing approximately 49% of the Dominican mobile telephony market, based on information available to us. We attribute a substantial portion of our growth to our prepaid cellular and PCS card, the Amigo card because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

     We have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

     We have provided paging services since April 1995. At September 30,
2000, we provided paging services to 22,485 subscribers, representing approximately 18% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

     INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer a prepaid calling card for international distance, the Efectiva card that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, in addition to long distance.

     In the United States, our subsidiary TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

     Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 1999, resellers originated 42% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as monthly. During 1999, we received traffic from approximately 30 resellers.

     TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, New England, Connecticut and Florida and in Puerto Rico. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

     BROADBAND DATA TRANSMISSION AND INTERNET

     We provide broadband data transmission services to over 100 of the largest business customers in the Dominican Republic, through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide some of these large customers with Internet access, private networks and frame relay services. Through our integrated services digital network or ISDN, we offer unified transmission of voice and data over the same strand of fiber optic cable. We recently increased transmission capacity to provide larger bandwidths.

     In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, as well as through dedicated lines, with speeds ranging from 56 Kbps to 1.5 Mbps. In the near future, we expect to deploy our xDSL and wireless broadband delivery solutions, which are currently in the final stages of testing. Our PCS and paging services are now fully integrated with our Internet service, offering email and digital messaging through our website, www.tricom.net.

INFRASTRUCTURE SUPPLY AGREEMENT WITH MOTOROLA

     On September 27, 2000 the Company announced that it had signed a strategic infrastructure supply agreement with Motorola, Inc. to establish an integrated digital wireless communication network based on IDEN(R), technology in Central America. The initial purchase of infrastructure equipment will be approximately $20 million. The Company expects to invest approximately $200 million in the whole project, for the purchase and deployment of telecommunications related assets including mobile spectrum licenses, communications and transmission equipment, cell sites, land and building acquisition and improvements, during the next three years with the first stage of deployment occurring in Panama.

     The Motorola iDEN technology enables mobile professionals to use a single, palm-size handset to instantly communicate with one or hundreds of individuals through a two-way radio feature, make a digital wireless phone call, receive text messages, access information from the Internet, send and receive e-mail and connect to a notebook or handheld computer to serve as a wireless modem, dependent on services available from the network operator. TRICOM will target businesses in industries that require fast, efficient and reliable integrated communications services. TRICOM's integrated digital wireless network will be the first iDEN communication system in Central America, making TRICOM the seventh wireless provider to adopt this technology in Latin America.

REVENUE RECOGNITION

     We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

     Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

     International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

     Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

     Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

     Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

     Revenues from the sale and lease of equipment consist of sales and rental fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units. Since late 1996, we have only sold, and not leased, equipment.

     Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

     Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

ADOPTION OF SAB-101

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101"). SAB No. 101 sets forth certain of the SEC staff's views on applying generally accepted accounting principles to revenue recognition in financial statements. The Company plans to adopt SAB No. 101 effective October 1, 2000. Although the Company has not determined the impact of the adoption on its results of operations and financial position, the Company expects that this change will not affect cash flows, but could cause the Company to recognize installation revenues over a longer period. The Company currently recognizes these revenues in the period when service is initiated.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                                  THREE MONTHS                 FIRST NINE MONTHS
                                                                     ENDED                           ENDED
                                                                 SEPTEMBER 30,                   SEPTEMBER 30,
                                                           ---------------------------     ---------------------------
                                                               1999          2000              1999          2000
                                                               ----          ----              ----          ----
Toll...............................................            13.8%         13.3%             13.7%         13.0%
International .....................................            34.4          38.6              36.3          36.4
Local service......................................            20.9          25.5              19.1          24.1
Cellular and PCS...................................            15.1          15.8              15.4          16.2
Paging.............................................             1.3           0.8               1.8           0.8
Sale and lease of equipment........................             3.1           1.3               3.2           2.7
Installations......................................             9.7           4.6               9.7           6.7
Other..............................................             1.6           0.1               0.7           0.1
----------------
Note: Percentages may not add up to 100% due to rounding.

         The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                      -11

                                                                  THREE MONTHS                 FIRST NINE MONTHS
                                                                     ENDED                           ENDED
                                                                 SEPTEMBER 30,                   SEPTEMBER 30,
                                                           ---------------------------     ---------------------------
                                                               1999          2000              1999          2000
                                                               ----          ----              ----          ----
Operating costs....................................            72.8          82.7              75.7          80.8
Operating income...................................            27.2          17.3              24.3          19.2
Interest expense, net..............................           (12.4)        (13.0)            (10.0)        (13.6)
Other income (expenses)............................           (14.5)        (12.8)            (11.5)        (13.8)
Net earnings.......................................            12.7           4.5              12.8           5.4
EBITDA.............................................            45.3          39.5              44.1          40.6


THREE AND FIRST NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO THE SAME PERIOD IN 1999

     OPERATING REVENUES. Our total operating revenues increased 26.7% to US$57.0 million for the three-month period ended September 30, 2000 from US$45.0 million for the three-month period ended September 30, 1999. Revenues increased 34.2% to $162.0 million for the nine-month period ended September 30, 2000 from $120.7 million for the nine-month period ended September 30, 1999. This growth resulted primarily from increases in revenues generated by the Company's international, local service and wireless business segments.

     TOLL. Toll revenues increased 22.3% to $7.6 million during the 2000 third quarter from $6.2 million for the 1999 third quarter, and grew by 27.0% to $21.0 million during the first nine months of 2000 compared to $16.5 million during the first nine months of 1999, as a result of higher domestic long distance and outbound international traffic derived from the growth of our customer base. Domestic long distance minutes increased by 41.0% to 12.0 million minutes during the 2000 third quarter from 8.5 million minutes during the 1999 third quarter, and grew by 50.1% to 33.6 million minutes during the first nine months of 2000 compared to 22.4 million during the first nine months of the of 1999. Outbound international minutes increased by 6.8% to 8.4 million in the 2000 third quarter from 7.9 million minutes during the 1999 third quarter, and grew by 12.0% to
24.1 million minutes in the first nine months of 2000 compared to 21.5 million during the first nine months of 1999. The increases in domestic long distance and outbound minutes resulted from higher traffic volume from our wireless and local service customers.

     INTERNATIONAL. The Company's 2000 third quarter international revenues grew 42.2% to $22.0 million from $15.5 million for the 1999 third quarter, while revenues for the first nine months of 2000 increased to $59.0 million from $43.8 million for the first nine months of 1999, a 34.5% increase. This increase was due principally to the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 90.3% to
152.3 million minutes in the 2000 third quarter from 80.0 million during the 1999 third quarter, and by 67.7% to 392.8 million minutes in the first nine months of 2000 compared to 234.2 million minutes in the first nine months of 1999. TRICOM USA accounted for 74.4% of our total inbound minutes in the 2000 third quarter compared to 71.1% in the same period last year, and generated 67.6% of total inbound minutes during the first nine months of 2000 up from 55.1% over the first nine months of 1999.

     LOCAL SERVICE. Local service revenues grew 55.1% to $14.6 million during the 2000 third quarter from $9.4 million for the 1999 third quarter, and increased by 69.7% during the first nine months of the year to $39.1 million compared to $23.0 million during the first nine months of 1999. The continued growth in the number of local lines in service resulted in increased local service revenues for the period. Our local service subscriber base grew to 141,117 local access lines in service at September 30, 2000 compared to 113,115 local access lines in service at September 30, 1999.

     CELLULAR AND PCS. Our cellular and PCS revenues rose 32.8% to $9.0 million during the 2000 third quarter from $6.8 million for the 1999 third quarter, and reached $26.3 million during the first nine months of 2000, up 41.3% over the prior year. The growth in the Company's wireless operations' was the result of a 59.6% increase in subscribers. At September 30, 2000, we had 253,447 cellular and PCS subscribers compared to 158,850 at September 30, 1999. As a result of a higher average subscriber base, airtime minutes increased 20.3% to 41.6 million in the 2000 third quarter from 34.6 million in the 1999 third quarter, and increased by 31.4% during the first nine months of 2000 to 120.8 million minutes during the first nine months of 2000 compared to 92.0 million during the first nine months of 1999. We attribute the substantial growth of our subscriber base to the continued success of our prepaid cellular program.

     PAGING. Paging revenues decreased 27.8% to $436,000 in the third quarter from $604,000 in the 1999 third quarter, and declined by 38.1% to $1.3 million during the first nine months of 2000 compared to $2.2 million during the first nine months of 1999, primarily as a result of increased competition and the Company's decision to focus on having new customers move away from paging services and into prepaid cellular services. At September 30, 2000, we had 22,485 paging subscribers compared to 29,039 paging subscribers at September 30, 1999.

     SALE AND LEASE OF EQUIPMENT. Revenues from the sale and lease of equipment decreased 48.6% to $727,000 in the 2000 third quarter from $1.4 million in the 1999 third quarter, primarily as a result of lower sales of customer premise equipment and cellular and PCS handsets. For the year, revenues from the sale and lease of equipment increased by 12.9% to $4.3 million in the first nine months of 2000 from $3.8 million during the same period last year.

     INSTALLATIONS. Installation revenues decreased 40.2% to $2.6 million during the third quarter from $4.4 million during the 1999 third quarter, and decreased by 7.5% during the first nine months to $10.9 million compared to $11.8 million during the first nine months of 1999. The decrease in installation revenues during the third quarter was due to an aggressive promotional marketing strategy including lowered subscriber activation fees for wireless service, designed to capture a significant share of the wireless market growth in anticipation of the entry of service of a new PCS provider. The Company added 82,518 combined gross local access lines and cellular subscribers, the highest quarterly gross subscriber additions to date.

     OPERATING COSTS.  Major components of operating costs are:

     o carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic; interconnection costs, which are access charges paid primarily to Codetel; and payments for international satellite circuit leases;

     o depreciation of network equipment and leased terminal equipment, and non-network depreciation expense;

     o   expenses in lieu of income tax;

     o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs; and

     o   non-cash consulting expenses

     Third quarter 2000 operating costs increased to $47.1 million from $32.7 million for the prior year period. Operating costs for the first nine months of 2000 totaled $130.9 million compared to $91.3 million during the same period last year. These results reflect increased carrier costs associated with higher volumes of traffic; higher general and administrative expenses primarily from increased commissions due to the growth of the Company's retail operations in the U.S.; and higher network depreciation expenses resulting from the Company's capital investment and growth programs. As a percentage of revenues, operating costs increased to 80.8% during the first nine months of the year from 75.7% during the same period last year.

      SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 43.8% to $17.8 million in the 2000 third quarter from $12.4 million in the 1999 third quarter, and rose by 53.4% to $47.1 million in the first nine months of 2000 compared to $30.7 million in the first nine months of 1999, primarily as a result of higher outbound carrier costs, as well as higher interconnection costs as a result of a higher percentage of inbound traffic terminating in the incumbents' network.

      NETWORK DEPRECIATION AND DEPRECIATION EXPENSE. Network depreciation increased 93.0% to $7.5 million in the 2000 third quarter from $3.9 million in the 1999 third quarter, and grew by 80.1% to $20.4 million during the first nine months of 2000 compared to $11.3 million during the first nine months of 1999, as a result of the continued investments in the Company's local and international networks, including telecommunications equipment and facilities. Depreciation expense grew 30.6% to $1.7 million in the 2000 third quarter from $1.3 million in the 1999 third quarter, and increased 35.9% to $4.7 million during the first nine months of 2000 from $3.4 million for the first nine months of 1999.

      EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes during the 2000 third quarter increased by 12.8% to $3.3 million from $3.0 million during the third quarter of 1999, and declined by 3.4% to $8.3 million during the first nine months from $9.1 million during the same period last year.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 43.7% to $15.8 million in the 2000 third quarter from $11.0 in the 1999 third quarter, and reached $45.8 million during the first nine months of 2000, up 38.5% over the prior year. As a percentage of total operating revenues, general and administrative expenses increased to 27.7% in the third quarter of 2000 compared to 24.4% in the third quarter of 1999, and increased to 28.3% during the first nine months of 2000 year from 27.4% during the same period last year. The increase in the amount of general administrative expenses was due primarily to higher commissions from our rapidly growing U.S. prepaid card operations and increased personnel costs due to a higher employee headcount. At September 30, 2000, we had 1,633 employees compared to 1,517 employees at September 30, 1999.

     NON-CASH CONSULTING EXPENSES. On October 1999, the Company entered into an agreement with a third party to provide investor relations services for a period of two years. As part of the agreement, the Company granted warrants to purchase 300,000 Class A common shares of the Company. During the third quarter, the Company recognized $163,000 in non-cash consulting expenses associated with this contract.

      OTHER COSTS. Other costs which consist of the cost of sale from local, wireless and prepaid services decreased by 30.1% to $859,000 in the 2000 third quarter, and decreased by 8.0% to $3.3 million during the first nine months of the year, primarily as a result of higher costs related to the growth of the Company's prepaid services.

      OPERATING INCOME. Operating income decreased 19.5% to $9.8 million in the 2000 third quarter from $12.2 million in the 1999 third quarter, and reached $31.1 million during the first nine months 2000 compared to $29.3 million during the first nine months of 1999. Lower operating income during the third quarter was primarily the result of the decrease in installation revenues, due to the reduction in subscriber activation fees, together with increased carrier costs, associated with higher than expected international traffic volume. Higher depreciation and administrative expenses, related to the Company's local and international expansion initiatives, also contributed to the decline. Operating income as a percentage of total operating revenues decrease to 17.3% in the third quarter of 2000 from 27.2% in the third quarter of 1999. For the first nine months of 2000, operating income represented 19.2% of operating revenues, down from 24.3% in the same period last year.

     OTHER INCOME (EXPENSES). Other expenses increased to $7.3 million in the 2000 third quarter from $6.5 million in the third quarter of 1999, and grew to $22.3 million during the first nine months of 2000 from $13.8 million during the first nine months of last year. This increase reflects increased interest expenses resulting from higher short-term bank borrowings and vendor financing used to purchase network and telecommunications equipment. Third quarter interest expense for 2000 was $8.8 million compared to $6.1 million a year ago. For the first nine months of 2000, interest expense increased to $24.6 million from $14.3 million.

     NET EARNINGS. Net earnings decreased to $2.6 million in the third quarter from $5.7 million in the third quarter of 1999, and declined to $8.8 million during the first nine months compared to $15.5 million during the first nine months of 1999. The decrease is primarily the result of operating margin compression coupled with higher financial expenses resulting from higher short-term indebtedness. On a per share basis, earnings decreased to $0.09 per share in the third quarter from $0.23 per share in the third quarter of 1999. For the first nine months, earnings per share totaled $0.32 compared to $0.63 during the first nine months of 1999.

     EBITDA. Earnings before interest and other income and non-cash expenses, taxes and depreciation and amortization increased by 10.6% to $22.5 million in the 2000 third quarter from $20.4 million in the 1999 third quarter, and grew by 23.4% to $65.7 million during the first nine months of 2000 compared to $53.2 million during the first nine months of 1999.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities was $43.4 million for the nine months ended September 30, 2000 and $14.5 million for the nine months ended September 30, 1999. The increase in net cash provided by operating activities was due primarily to the increase in depreciation and amortization and accounts payables. We had net accounts receivables of $26.1 million and $33.3 million at December 31, 1999 and September 30, 2000, respectively.

     Net cash used in investing activities was $131.9 million during the nine months ended September 30, 2000 compared to $56.2 million for the nine months ended September 30, 1999. During the first nine months of 1999 and 2000, the Company made capital investments of $109.0 million and $131.6 million, respectively, for purchases of property and telecommunications equipment as part of our local and international networks expansion strategy. During the first nine months of the year, the Company expended US$141.2 million for capital expenditures. We currently anticipate making capital expenditures of approximately $186 million in 2000, a substantial majority of which will be in the Dominican Republic, for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

     Net cash provided by financing activities was $126.6 million during the nine months ended September 30, 2000 and $31.5 million during the nine months ended September 30, 1999. During the second quarter, the Company received approximately $66.8 million in net proceeds from the issuance of 4,000,000 ADSs, each of which represents one share of the Company's Class A common stock. The Company contracted short-term and long-term borrowings from banks and related parties of approximately $73.7 million during the first nine months of 2000 mostly related to the purchase of telecommunications equipment.

     As of September 30, 2000, the Company had cash and cash equivalents of $51.5 million, which includes the investment of net proceeds of the ADS issuance. Current liabilities exceeded our current assets by $111.0 million due to the increased short-term borrowings in the Dominican Republic with related companies, local banks and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates periodically should market conditions change, without necessarily demanding the repayment of credit facilities and in most cases renew the outstanding loans. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

     Our indebtedness was approximately $405.8 million at September 30, 2000, of which $200.0 million was our senior notes due 2004, $54.2 million was in long-term borrowings and capital leases, with maturities ranging from one to seven years, and $151.6 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases. At September 30, 2000, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) had interest rates ranging from 10% per annum to 13% per annum, and our peso borrowings had interest rates ranging from 23% per annum to 26% per annum. At September 30, 2000, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) totaled $198.1 million and our peso borrowings totaled $7.7 million.

      We have U.S. dollar- and peso-denominated approved credit facilities, which in the aggregate, permit us to borrow up to $277.7 million. At September 30, 2000, there was $205.8 million outstanding under these facilities. We had approximately $71.9 million available for borrowing under these facilities, of which the amount of US$36.0 million was under a facility with maturity of more than 5 years.

      At September 30, 2000, we had $89.9 million of short-term and long-term, U.S. dollar and peso- denominated approved credit facilities with Dominican banks and institutions and $187.8 million of U.S. dollar-denominated approved credit facilities with international banks. In the past, we met a significant portion of our funding requirements with short-term borrowings in Dominican markets. Recently, the cost of peso-denominated short-term indebtedness in the Dominican financial market has ranged from 28% per annum to 32% per annum. Moreover, from time to time, the Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and has increased the costs of such borrowing.

      We will seek additional credit facilities with international banks to refinance our short-term credit facilities. In January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. Credits up to $36.0 million will be available for disbursement from August 9, 2000 until May 15, 2001 and will be repayable over a five-year period.

     As we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short-term and long-term borrowings, trade finance, vendor financing and equity and debt issuances. We believe our cash generated by operations; the proceeds of the recently completed equity issuance and the availability of borrowings from of our credit facilities will be sufficient to fund our currently planned capital expenditures. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including if available, vendor financing, or through the public or private sale of debt or equity securities. There can be no assurance that additional financing will be available to us, or if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Failure to obtain additional financing could result in the delay or abandonment of some of our development and expansion plans and expenditures.



ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

     INTEREST RATE RISK

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At September 30, 2000, we had outstanding $200.0 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $187 million and $190 million at December 31, 1999 and September 30, 2000, respectively.

      Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At September 30, 2000, we had $151.6 million and $54.2 million of short-term and long-term borrowings, respectively, including trade finance and capital leases outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During the third quarter of 2000, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 10% per annum to 13% per annum. During the third quarter of 2000, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 23% to 26% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income in the third quarter of 2000 by approximately $ 459,000.

     FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During the third quarter of 2000, we generated revenues of $59.0 million in U.S. dollars and $103.0 million in Dominican pesos. In addition, at September 30, 2000, we had $198.1 million of U.S. dollar-denominated debt outstanding, (excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004).

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the third quarter of 2000, the average official exchange rate was RD$16.16 per $1.00 while the average private market rate was RD$16.43 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the third quarter of 2000, we recognized an approximate $233,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the third quarter of 2000, then we would have realized a foreign exchange gain of approximately $23,000.

                                    PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom the Borrower believes are officers or employees of DCS, sued the Borrower in Dominican courts for alleged losses and damages of up to approximately RD$200 million (US$12 million) resulting from the imprisonment of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that the Borrower instigated following an irregular increase in telephonic traffic at certain telephone numbers. The Borrower requested that the court dismiss the action because of lack of jurisdiction. The court granted Borrower's motion to dismiss and assessed the costs of the proceedings against the plaintiffs. The plaintiffs resubmitted the action before the proper court within one month from the date of the notification of the ruling. At the request of the plaintiffs, the court of competent jurisdiction set the date of the hearing to try the merits of the case for May 10, 2000.

On May 10, 2000, the plaintiffs requested that the court order document production. The Borrower did not oppose to this request and asked that document production be reciprocal. The court ordered the document production to be reciprocal. Subsequently, the Borrower requested and obtained that the court set the date of the next hearing for June 29, 2000. At this hearing, the plaintiffs requested an extension of the previous document production. The Borrower again requested and obtained the court to set the date of a next hearing for July 26, 2000. During the hearing held on July 26, 2000 the plaintiffs alleged that they had made a late document production and requested another extension. The plaintiffs improperly summoned the Borrower to appear before court on August 10, 2000. However, the hearing was not held on said date. The Borrower obtained that the court set the date of the next hearing for August 24, 2000.

At the hearing held on August 24, 2000 both the plaintiffs and the Borrower presented their respective conclusions. The case is pending decision from the Judge of the Civil and Commercial Chamber of the Third Circumscription of the Court of First Instance of the National District of Santo Domingo. The Borrower believes, after consulting with legal counsel in this action, that the matter will not have a material adverse effect on its results of operations and financial position. There are no other legal proceedings to which the Borrower is a party, other than ordinary routine litigation incidental to its business, which is not otherwise material to its business or financial condition.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 20-F AND FORM 6-K

         (a)      Exhibits.

                  None.

         (b) Reports on Form 20-F. The Company filed with the Securities and Exchange Commission a Report on Form 20-F on May 1, 2000 reporting the Company's results of operations for the year ended December 31, 1999.

         (c) Reports on Form 6-K. The Company filed with the Securities and Exchange Commission Reports on Form 6-K on August 14, 2000 reporting the Company's results of operations for the three months ended June 30, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 TRICOM, S.A


Dated: November 15, 2000                         By:  /s/ Carl Carlson
                                                      -------------------------
                                                      Carl Carlson
                                                      Executive Vice President
                                                      and Member of the
                                                      Office of the President